UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

06050279

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 0 7 2006
WASH, D.C.
185

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
| Estimated average burden Hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 49130 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

### FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2005 (MM/DD/YYY) AND ENDING 10/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN CAPITAL SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 BRICKSTONE SQUARE

(No. and Street)

| ANDOVER | MA | 01810 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID OLDAKER — 978-475-8525

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY LIBERFARB, PC

(Name – if individual, state first, last, middle name)

| 11 VANDERBILT AVENUE | NORWOOD | MA | 02062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
DEC 2 6 2006
THOMSON FINANCIAL

| FOR OFFICAL USE ONLY |
|---|
| |

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

# OATH OR AFFIRMATION

I, DAVID OLDAKER ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHERN CAPITAL SECURITIES CORPORATION , as of OCTOBER 31 , 20 06 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

JOSEPH P SAVOIE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 28, 2013

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NORTHERN CAPITAL SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## OCTOBER 31, 2006

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report**

To the Board of Directors of
Northern Capital Securities Corporation
Andover, MA

We have audited the accompanying statement of financial condition of Northern Capital Securities Corporation as of October 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
November 15, 2006

# NORTHERN CAPITAL SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION

October 31, 2006

### ASSETS

| | |
|---|---|
| Cash | $ 128,670 |
| Deposit with clearing organization | 25,000 |
| Receivable from broker-dealers and clearing organizations | 46,382 |
| Receivable from customers | 2,884 |
| Deferred income taxes | 5,300 |
| | $ 208,236 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable, accrued expenses, and other liabilities | $ 46,359 |
| Income taxes payable | 456 |
| | 46,815 |
| Stockholder's equity: | |
| Common stock, no par value, authorized 1,000 shares, issued 12 shares | 63,552 |
| Additional paid-in capital | 25,000 |
| Retained earnings | 118,128 |
| Less 12.5 shares of common stock in treasury, at cost | (45,259) |
| Total stockholder's equity | 161,421 |
| | $ 208,236 |

The accompanying notes are an integral part of these financial statements.

## NORTHERN CAPITAL SECURITIES CORPORATION

## STATEMENT OF INCOME

## For the Year Ended October 31, 2006

| | |
|---|---|
| Revenues: | |
| Commissions | $ 710,040 |
| Investment advisory fees | 27,839 |
| Other | 3,849 |
| | 741,728 |
| Expenses: | |
| Employee compensation and benefits | 514,735 |
| Communications and data processing | 10,821 |
| Interest | 675 |
| Occupancy | 99,285 |
| Other expenses | 138,986 |
| | 764,502 |
| Loss before income taxes | (22,774) |
| Income taxes | 3,151 |
| Net loss | $ (25,925) |

The accompanying notes are an integral part of these financial statements.

# NORTHERN CAPITAL SECURITIES CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

**For the Year Ended October 31, 2006**

| | Common Stock | Additional Paid-In Capital | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance at November 1, 2005 | $ 63,552 | $ 25,000 | $ (45,259) | $ 144,053 | $ 187,346 |
| Net loss | - | - | - | (25,925) | (25,925) |
| Balance at October 31, 2006 | $ 63,552 | $ 25,000 | $ (45,259) | $ 118,128 | $ 161,421 |

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended October 31, 2006

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income (loss) | $ (25,925) |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| (Increase) decrease in operating assets: | |
| Increase in receivable from broker-dealers and clearing organizations | (4,422) |
| Decrease in receivable from customers | 1,871 |
| Decrease in other assets | 9,144 |
| Increase in deferred income taxes | (5,300) |
| (Decrease) increase in operating liabilities: | |
| Increase in accounts payable and accrued expenses | 20,905 |
| Decrease in income taxes payable | (10,544) |
| Net cash provided by operating activities | (14,271) |
| Cash flows from investing activities | |
| None | - |
| Cash flows from financing activities | |
| None | - |
| Decrease in cash | (14,271) |
| Cash at beginning of the year | 142,941 |
| Cash at end of the year | $ 128,670 |

| | |
|---|---|
| Supplemental cash flow disclosures: | |
| Income tax payments | $ 7,995 |
| Interest payments | $ 615 |

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2006

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC). and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

## NOTE 2 - INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

| | |
|---|---|
| Taxes currently payable: | |
| Federal | $ 3,898 |
| State | 4,553 |
| Total | 8,451 |
| Deferred tax expense (benefit) | |
| Federal | (3,200) |
| State | (2,100) |
| Total | (5,300) |
| Income tax expense | $ 3,151 |

## NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $153,016 which was $148,016 in excess of its required net capital of $5,000. The Company's net capital ratio was .31 to 1.

## NOTE 4 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending October 31, 2006 only administrative fees were incurred by the Company.

The Company, at its discretion may make a profit sharing contribution, which is allocated to employees based on salary. For the fiscal year ending October 31, 2006, there was no contribution nor accrual.

## NOTE 5 - LONG TERM LEASES

The Company leases its operating facility under an operating lease expiring in March, 2012. Lease expense for fiscal year 2006 was $99,285.

Minimum future lease payments for non-cancelable operating leases are approximately:

| | |
|---|---|
| 2007 | 47,064 |
| 2008 | 47,759 |
| 2009 | 48,951 |
| 2010 | 50,142 |
| 2011 | 51,334 |
| Thereafter | 21,596 |
| | $266,846 |

The Company is also responsible for operating costs and real estate taxes for the above operating lease.

## NOTE 6 - OFF BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

# NORTHERN CAPITAL SECURITIES CORPORATION

## SUPPLEMENTARY SCHEDULES

## OCTOBER 31, 2006

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on**
**Supplementary Information Required by Rule 17a-5 of the**
**Securities and Exchange Commission**

To the Board of Directors of
Northern Capital Securities Corporation
Andover, MA

We have audited the accompanying financial statements of Northern Capital Securities Corporation for the year ended October 31, 2006, and have issued our report thereon dated November 15, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry D. Liberfarb, PC

Norwood, Massachusetts
November 15, 2006

SCHEDULE I

## NORTHERN CAPITAL SECURITIES CORPORATION

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

## OCTOBER 31, 2006

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS: | | |
| Accounts payable and accrued expenses | $ 46,359 | |
| Income taxes payable | 456 | |
| TOTAL AGGREGATE INDEBTEDNESS | $ 46,815 | |
| NET CAPITAL: | | |
| Common stock | | $ 63,552 |
| Additional paid-in capital | | 25,000 |
| Retained earnings | | 118,128 |
| Treasury stock | | (45,259) |
| | | $ 161,421 |
| ADJUSTMENTS TO NET CAPITAL: | | |
| Receivable from customers | | (2,884) |
| Other assets | | (5,300) |
| 12 b-1 fees | | (221) |
| Net Capital, as defined | | $ 153,016 |
| NET CAPITAL REQUIREMENT | | $ 5,000 |
| NET CAPITAL IN EXCESS OF REQUIRMENT | | $ 148,016 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 30.59% |

Reconciliation with Company's computation of net capital:

| | |
|---|---|
| Net capital as reported in Company's Part IIA (unaudited) FOCUS Report | $ 148,495 |
| Net audit adjustments | 10,682 |
| Increase in non-allowables and haircuts | (6,161) |
| Net capital per above | $ 153,016 |

## SCHEDULE II

## NORTHERN CAPITAL SECURITIES CORPORATION

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## OCTOBER 31, 2006

Northern Capital Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**

To The Board of Directors of
Northern Capital Securities Corporation

In planning and performing our audit of the financial statements of Northern Capital Securities Corporation (the Company), for the year ended October 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at October 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
November 15, 2006